MANAGER DIRECTED PORTFOLIOS
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

November 29, 2019

VIA EDGAR TRANSMISSION

Mr. Raymond Be
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: Manager Directed Portfolios (the “Trust”) Securities Act Registration No.: 333-133691
Investment Company Act Registration No.: 811-21897
iM DBi Hedge Strategy ETF (S000066474)

Dear Mr. Be:

This letter is being filed in response to your oral comments of August 15, 2019 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 76 to its registration statement, filed on behalf of its series, the iM DBi Hedge Strategy ETF (initially filed as “iM DBi Long Short Hedge Strategy ETF”) (the “Fund”). PEA No. 76 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N‑1A on June 26, 2019 for the purpose of registering the Fund as a new series of the Trust. PEA No. 83 was filed on November 5, 2019 pursuant to Rule 485(b)(1)(iii) to designate a new effective date for the previously filed PEA No. 76. Prior to the effective date of PEA No. 83, the Trust intends to file an additional PEA pursuant to Rule 485(b) under the 1933 Act, to be effective no earlier than PEA No. 83, for the purpose of incorporating the revisions discussed herein and to file exhibits to the Trust’s registration statement with respect to the Fund.

For your convenience, each of your comments is included in bold typeface and immediately followed by the Trust’s response, as follows:

1.Comment: Confirm supplementally that the Fund’s name will be “iM DBi Hedge Strategy ETF” and not “iM DBi Long Short Hedge Strategy ETF.” Additionally, explain supplementally that the name is not materially deceptive or misleading.

Response: The Trust supplementally confirms that the Fund’s name will be “iM DBi Hedge Strategy ETF.” In addition, the Trust believes that the Fund’s name is not deceptive or misleading under Section 35(d) or Rule 35d-1 under the Investment Company Act of 1940. The adopting release for Rule 35d-1 indicates that “the [R]ule does not apply to fund names that incorporate terms . . . that connote types of investment strategies as opposed to types of investments.” See Investment Company Names, Rel. No. IC-24828 (January 17, 2001). The term “hedge strategy” specifically refers to the Fund’s investment strategy, which is intended to utilize equity hedge fund strategies to achieve the Fund’s investment objective, as indicated under “Principal Investment Strategies” in the Fund’s Prospectus. Furthermore, the Fund’s name does not suggest the Fund focuses its investments in a particular type of investment; the term “hedge strategy” is not analogous to or otherwise a substitute for the term “hedge fund” or “hedge funds” and does not suggest that the Fund invests in hedge funds.

Prospectus – Summary Section – Principal Investment Strategies

2.Comment: To the extent that the Fund keeps the word “hedge” in its name, state near the beginning of the “Principal Investment Strategies” section that the Fund seeks to replicate long short hedge fund strategies but does not invest in hedge funds. Please also revise the disclosure to include a statement to the following effect: “Because the Fund is not a hedge fund, the Fund will be limited in its ability to copy hedge fund strategies due to regulatory requirements, including limitations on leverage and liquidity of the Fund’s investments.”

Response: The disclosure has been revised in response to this comment.

3.Comment: Supplementally advise if the Fund will invest in currency futures.

Response: The Trust responds by supplementally stating that the Fund anticipates investing in currency futures as a principal investment strategy, as indicated under “Principal Investment Strategies” in the Fund’s Prospectus.

4.Comment: Supplementally explain how the Fund identifies the main drivers of performance of long/short equity hedge funds.

Response: The Trust responds by supplementally explaining that the Sub-Adviser’s quantitative model, the Dynamic Beta Engine, analyzes historical hedge fund returns provided by a subscription database and identifies a portfolio of liquid financial instruments that closely reflects the hedge funds’ estimated current exposures across asset classes. The Fund’s Sub-Adviser then runs an analysis to determine the main drivers of long/short equity hedge fund performance.

5.Comment: Clarify, if true, that the Fund will not necessarily use its long/short positions to reduce risk by taking positions in correlated asset classes, but may instead take uncorrelated long/short positions, which could increase the Fund’s overall market exposure and risk.

Response: The disclosure has been revised in response to this comment.

6.Comment: Explain what historical performance you are referencing, as it is not clear how the Fund will replicate hedge funds (as they do not publicly disclose their holdings). In addition, explain how the Fund intends to replicate hedge funds.

Response: The disclosure has been revised in response to this comment.

7.Comment: Using plain English and avoiding jargon, please revise “because these managers tend to keep a long equity bias, but with lower drawdowns than major equity indices.”

Response: The disclosure has been deleted in response to this comment.

8.Comment: Explain what “gross notional exposure” is and state what the levels of gross notional exposure relative to Fund assets are expected to be.

Response: The disclosure has been revised to refer to aggregate notional exposure in response to this comment. In addition, the Trust has added a definition of “aggregate notional exposure.”

9.Comment: Explain what “annualized volatility level” means.

Response: The disclosure has been revised in response to this comment.

Prospectus – Summary Section – Principal Risks of Investing in the Fund

10.Comment: Based on the Fund’s disclosure of leverage as a Principal Risk of Investing in the Fund, disclose the extent to which the Fund intends to use leverage as a principal investment strategy.

Response: The disclosure has been revised in response to this comment. The use of leverage will not be a principal investment strategy. The Fund has not disclosed a specific level of exposure or limit to leverage in connection with the Fund’s investments in derivatives because the Fund has not adopted a policy that establishes such a level or limit. The Fund seeks to maintain investment flexibility to modify the Fund’s portfolio based on, among other things, the Adviser’s assessment of investment opportunities consistent with the Fund’s objective and changing market and other conditions. The Trust notes that disclosing the specific level or percentage of investment in an instrument is not required by Item 4 or Item 9 of Form N-1A and believes that information on the Fund’s strategy of investing in derivatives has been adequately disclosed.

11.Comment: Please refer to the comments made by Dalia Blass, director, Division of Investment Management, in a speech given at the Investment Company Institute’s Securities Law Developments Conference on October 25, 2018. Director Blass discussed the presentation of key risks in a fund’s prospectus and suggested that the risks be presented in the order of “actual importance of risks” rather than in an alphabetical presentation. In the Fund’s Prospectus, principal risks are presented in alphabetical order. The Trust should re-order the risks to prioritize the risks that are most likely to affect the Fund’s net asset value, yield, and total return. After listing the most significant risks to the Fund, the remaining risks may be alphabetized.

Response: The Trust has re-ordered the risks in an effort to prioritize the risks that are most likely to affect the Fund’s net asset value, yield, and total return, recognizing that the relative magnitude of the principal risks may vary over time and under different circumstances. The Trust has endeavored to list the most significant risks first.

12.Comment: With respect to the “Counterparty Risk” disclosure in the “Principal Risks of Investing in the Fund” section, supplementally explain the extent to which over-the-counter derivative contacts will be used by the Fund. Consider disclosing OTC risk if material, including liquidity risks of OTC derivatives.

Response: The Trust responds by supplementally stating that the Fund will not invest in OTC derivatives as part of its principal investment strategy. The disclosure has been revised accordingly and the counterparty risk has been deleted.

13.Comment: With respect to the “Long Short Risk” disclosure in the “Principal Risks of Investing in the Fund” section, consider addressing the presence or absence of correlated long/short positions. In addition, please revise this risk disclosure, as the following portion is related to leverage risk: “and the Fund may obtain investment exposure that exceeds the amount directly invested in certain securities (a form of leverage).” In addition, please confirm that this risk is specific to the Fund’s long/short strategy.

Response: The disclosure has been revised in response to this comment. The Trust confirms that the revised risk disclosure is specific to the Fund’s long/short strategy.

Prospectus – Item 9 Disclosure

14.Comment: In the “Additional Investment Strategies, Policies and Risks” section under the heading “Additional Information about the Fund,” please revise the first sentence to clarify how many days’ notice shareholders will receive.

Response: The disclosure has been revised in response to this comment.

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If you have any additional questions or require further information, please contact Alyssa Bernard at (414) 765-6316 or alyssa.bernard@usbank.com.

Sincerely,

/s/ Douglas J. Neilson
Douglas J. Neilson
President and Principal Executive Officer
Manager Directed Portfolios